EXHIBIT 99.1

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Telkom SA Limited (TKG) Repurchase of ordinary shares

1. Introduction

Further to the announcement of 17 July 2006, shareholders are advised that Telkom has repurchased 16,759,958 Telkom ordinary shares (3.01% of the original issued ordinary shares) on the JSE Limited ("JSE"), since and in accordance with the general authority granted by Telkom shareholders at the annual general meeting held on 21 October 2005 and renewed respectively at the annual general meetings of 20 October 2006 and 26 October 2007 ("the repurchase"). The repurchases were effected on the open market in accordance with paragraph 5.72 (a) of the JSE Listings Requirements.

2. Authorised repurchase limits

In terms of the special resolution the general authority is limited to a maximum of 20% of Telkom's issued ordinary share capital. Therefore a maximum of 106,571,105 ordinary shares (being 20% of the 532,855,528 ordinary shares in issue as at 26 October 2007) may be repurchased in terms of the said general authority.

3. Implementation

The repurchase of 8,582,752 Telkom ordinary shares by Telkom was executed between 14 July 2006 and 17 January 2007. The repurchase of 8,177,206 Telkom ordinary shares was executed between 22 January 2008 and 19 February 2008. The repurchases were effected as market conditions allowed. No ordinary shares were repurchased in closed periods.

	Financial year ended March 2007	Financial year ended March 2008
Number of ordinary shares repurchased	8,582,752	8,177,206
Value of ordinary shares repurchased (including costs) (ZAR million)	1,150.09	1,119.82
Highest price paid per ordinary share (ZAR)	143.79	141.09
Lowest price paid per ordinary share (ZAR)	120.39	131.44
Average price paid per ordinary share (excluding costs) (ZAR)	133.51	136.45

Total
Total number of ordinary shares repurchased to date by the company in terms of the general authority granted on 26 October 2007	8,177,206
Ordinary shares in issue at 31 March 2007	532,855,528*
Ordinary shares in issue on date of this announcement	532,855,528*
Number of shares that may continue to be repurchased in terms of the authority	98,393,899
Percentage of shares that may continue to be repurchased in terms of the authority (%)	18.47
* 8,582,752 ordinary shares have already been cancelled from the issued share capital and 8,177,206 ordinary shares are in the process of being cancelled.

4. Source of funds

Repurchases to date has been funded from available cash resources.

5. Opinion of the directors

The directors of Telkom have considered the impact of the repurchases and are of the opinion that:-

5.1 Telkom and the group will be able, in the ordinary course of business, to pay their debts for a period of 12 months from the date of this announcement;

5.2 the assets of Telkom and the group will be in excess of the liabilities of Telkom and the group for a period of 12 months from the date of this announcement, measured in accordance with the accounting policies used in the audited annual financial statements for the year ended 31 March 2007;

5.3 the ordinary share capital and consolidated reserves of Telkom and the group will be adequate for a period of 12 months from the date of this announcement; and

5.4 the working capital of Telkom and the group will be adequate for a period of 12 months from the date of this announcement.

6. Financial effects

	As reported at 31 March 2007[1]	Pro forma[2,3]	% Change
Earnings per share (cents)	1,681.0	1,693.8	0.8
Headline earnings per share (cents)	1,710.7	1,724.0	0.8
Net asset value per share (cents)	6,223.2	6,101.4	(2.0)
Tangible net asset value per share (cents)	5,220.6	5,082.5	(2.6)
[1]. Reported results are based on the weighted average shares in issue taking into account the 8,582,752 purchased and cancelled prior to 31 March 2007.
[2]. Pro forma numbers presented are based on the assumption that the 8,177,206 ordinary shares purchased after 31 March 2007, were purchased on 1 April 2006
[3]. For the purposes of calculating the earnings and headline earnings per share, it is assumed that all repurchases were financed by excess cash on hand on which interest was received at an after tax rate of 6.5% per annum.

Pretoria
20 February 2008
Sponsor: UBS